Exhibit 99.3

Alamos Gold Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the “Company”) is for the three and six-month period ended June 30, 2015 compared to the three and six-month period ended June 30, 2014. Together with the consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the period. The Company’s functional and presentation currency is the United States dollar. This MD&A is current to August 11, 2015 and should be read in conjunction with the Company’s Annual Information Form and other public filings available at the System for Electronic Document Analysis and Retrieval - www.sedar.com (“SEDAR”) and at the Electronic Data Gathering, Analysis, and Retrieval - www.sec.gov (“EDGAR”). Management is responsible for the condensed interim consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities commissions. The Audit Committee reviews the condensed interim consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the condensed interim consolidated financial statements of the Company and related notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Refer to Note 3 of the December 31, 2014 consolidated financial statements for disclosure of the Company’s significant accounting policies, which outlines matters the Company considers important for an understanding of its financial condition and results of operations as at, and for the three and six-month period ending June 30, 2015.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards. Canadian standards differ significantly from the requirements of the SEC. While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under SEC standards. As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable mineral reserves.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Merger with AuRico Gold Inc.

On April 13, 2015, Alamos Gold Inc. (“Former Alamos”) announced a definitive agreement with AuRico to combine the respective companies (the “Merger”) by way of a Plan of Arrangement (the “Arrangement”), creating a new, leading intermediate gold producer. The Merger combines two top-quality, highly-complementary asset portfolios, including two long-life, cash flow generating gold mines: AuRico’s Young-Davidson mine in Ontario, Canada and Former Alamos’ Mulatos mine in Sonora, Mexico.

The Arrangement was completed on July 2, 2015 and AuRico and Former Alamos amalgamated to form Alamos Gold Inc, (“Alamos”). In addition, in accordance with the Arrangement, certain assets of Former AuRico, including the Kemess project, a 1.5% net smelter return royalty on the Young-Davidson mine, AuRico’s Fosterville and Stawell royalties, and $20 million of cash, were transferred to a new company, AuRico Metals Inc. (“AuRico Metals”). Approximately 95.1% of the common shares of AuRico Metals (“AuRico Metals Shares”) were distributed to Former Alamos and AuRico shareholders. Following completion of the Arrangement, the Company holds an equity interest of approximately 4.9% in AuRico Metals.

Under the terms of the Arrangement, each Former Alamos share held was exchanged for 1 Class A common share of Alamos (“Class A Shares”), $0.0001 in cash, and 0.4397 common shares of AuRico Metals, and each AuRico share held was exchanged for 0.5046 Class A Shares and 0.2219 AuRico Metals Shares. Upon closing, Alamos had approximately 255,505,000 Class A Shares outstanding, with Former Alamos and AuRico shareholders each owning approximately 50%, and AuRico Metals had approximately 118,120,000 shares outstanding, with Former Alamos and AuRico shareholders each owning approximately 50% of the shares not held by Alamos.

The Merger was completed subsequent to the end of the second quarter, therefore the financial results of both AuRico and Former Alamos will be reported separately for the three and six month periods ended June 30, 2015. The combined company commenced trading on the Toronto Stock Exchange and New York Stock Exchange on July 6, 2015 under the symbol “AGI”. Former Alamos and AuRico shares were delisted on that same day.

Overview

The Company was a publicly-traded company on the Toronto Stock Exchange and New York Stock Exchange. However, as a result of the previously discussed merger with AuRico, the Company ceased to be a reporting issuer on July 6, 2015.

The Company owns and operates the Mulatos mine (“Mulatos” or the “Mine”) located in the state of Sonora in northwest Mexico, the Esperanza Gold Project in the state of Morelos, Mexico, the Ağı Dağı, Kirazlı and Çamyurt gold development projects, located in the Biga Peninsula of northwestern Turkey, and the Quartz Mountain Property in Oregon, U.S.A.

Mulatos (Mexico - producing)

The Mulatos mine is located within the 28,773 hectare Salamandra group of concessions in the state of Sonora in northwest Mexico. The Mulatos mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced approximately 1.4 million ounces of gold to-date.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Based on December 31, 2014 proven and probable mineral reserves of 46.6 million tonnes grading 1.16 grams of gold per tonne of ore (“g/t Au”) for 1.7 million contained ounces of gold, the Mulatos mine has a remaining life of approximately seven years. In 2014, the Mulatos mine transitioned from open pit to both open pit and underground mining in order to access higher grade mineral reserves.

Esperanza (Mexico - development stage)

The Esperanza Gold Project has measured and indicated mineral resources (reported at a 0.4 g/t Au cut-off) at December 31, 2014 of 34.4 million tonnes grading 0.98 g/t Au and 8.1 g/t silver (“Ag”) for approximately 1.1 million ounces of gold and 8.9 million ounces of silver.

The Company acquired the Esperanza Gold Project in 2013. In September 2011, the previous owners completed a Preliminary Economic Assessment (“PEA”) on the Esperanza Gold Project outlining an initial six-year mine life with expected total production of 0.6 million ounces of gold at an average rate of 103,000 ounces per year at total cash operating costs of $499 per ounce (net of by-product credits). Applying a gold price assumption of $1,150 per ounce, the September 2011 PEA indicated that the Esperanza Gold Project has an after-tax internal rate of return of 26% and an after-tax 5% net present value of $122 million.

Ağı Dağı, Kirazlı and Çamyurt (Turkey - development stage)

In early 2010, the Company acquired the 8,317 hectare Ağı Dağı and Kirazlı gold development projects in Turkey, which contain established mineral resources and several highly prospective exploration targets. In June 2012, the Company published a positive preliminary feasibility study for the Ağı Dağı and Kirazlı projects, showing total life of mine production of 1.5 million ounces of gold and 4.9 million ounces of silver, at an average rate of 166,000 ounces of gold per year and cash operating costs of $544 per ounce (net of by-product credits) over a nine-year mine life. In addition, in 2011 the Company discovered the Çamyurt project located approximately three kilometres (“km”) southeast of Ağı Dağı.

Measured and Indicated mineral resources at Ağı Dağı, Kirazlı and Çamyurt (reported at a 0.2 g/t Au cut-off) at December 31, 2014 total 140.5 million tonnes grading 0.66 g/t Au and 5.36 g/t Ag for approximately 3.0 million ounces of gold and 24.5 million ounces of silver. Inferred mineral resources total an additional 25.2 million tonnes grading 0.54 g/t Au and 4.55 g/t Ag, for 0.4 million contained ounces of gold and 3.7 million contained ounces of silver.

Quartz Mountain (U.S.A. - exploration stage)

On September 13, 2013, the Company completed the acquisition of Orsa Ventures Corporation (“Orsa”), a junior exploration company focused on advancing its precious metal properties located in the Western United States. By acquiring Orsa, the Company obtained the right to earn a 100% interest in the Quartz Mountain Property in Oregon as well as other assets in Oregon and Nevada. The Quartz Mountain Property is located on the northern extension of the prolific Basin and Range Province of Nevada, and has an Inferred mineral resource (reported at a 0.21 g/t Au cut-off (oxide) and 0.58 g/t Au cut-off (sulphide) at December 31, 2014 of 110.4 million tonnes grading 0.80 g/t Au for 2.85 million ounces of gold.

Second Quarter 2015 Highlights

	Q2 2015	Q2 2014	Change (%)
Ounces produced	33,000	33,000	—%
Ounces sold	36,748	34,039	8%

Operating Revenues (000)	$44,007	$43,843	—%
(Loss) Earnings before income taxes (000)	($12,207)	$4,490	(372%)
(Loss) Earnings (000)	($14,163)	$733	(2,032%)
(Loss) Earnings per share (basic and diluted)	($0.11)	$0.01	(1,200%)

Cash flow from operating activities before changes in non-cash working capital (000)	$66	$13,212	(100%)
Cash flow (used in) from operating activities (000)	($1,889)	$9,698	(119%)

Cash and short-term investments (000) (2)	$249,067	$392,470	(37%)

Realized gold price per ounce	$1,198	$1,288	(7%)
Average London PM Fix gold price per ounce	$1,192	$1,288	(7%)

Total cash cost per ounce (1)	$861	$663	30%
All-in sustaining cost per ounce (1)	$1,154	$1,047	10%
All-in cost per ounce (1)	$1,422	$1,333	7%

(1)	“Total cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” are non-GAAP measures. Refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(2)	Cash and short-term investments are shown as at June 30, 2015 and June 30, 2014.

Second Quarter 2015

Financial Performance

•	Sold 36,748 ounces of gold at an average realized gold price of $1,198 per ounce for quarterly revenues of $44.0 million

•	Realized a quarterly loss of $14.2 million ($0.11 per share) compared to earnings of $0.7 million ($0.01 per share) in the second quarter of 2014. Second quarter 2015 loss reflected a $1.4 million unrealized foreign exchange loss and $8.2 million of transactions costs related to the Merger

•	Reported cash and cash equivalents of $249.1 million as at June 30, 2015

Operational Performance

•	Produced 33,000 ounces of gold at a total cash cost of $861 per ounce of gold sold, and at an all-in sustaining cost of $1,154 per ounce of gold sold

•	Achieved above budgeted crusher throughput of 18,100 tonnes per day (“tpd”) in the second quarter, despite lower high-grade mill feed.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

•	Received a positive ruling from the Turkish High Administrative Court which reinstated the Environmental Impact Assessment (“EIA”) certificate for the Kirazli gold project.

•	Continued exploration activities at the Cerro Pelon and La Yaqui satellite deposits

Subsequent to quarter-end:

•	Completed the merger between AuRico and Former Alamos on July 2, 2015. The new company, Alamos, commenced trading on the Toronto Stock Exchange and New York Stock Exchange on July 6, 2015 under the symbol “AGI”. Former Alamos and AuRico shares were delisted on the same day.

•	In conjunction with the merger, certain assets of AuRico were transferred to a new company, AuRico Metals Inc., including $20 million cash, the Kemess project, a 1.5% net smelter royalty on the Young Davidson mine and the Fosterville and Stawell royalties.

Results of Operations

Gold production of 33,000 ounces in the second quarter of 2015 was consistent with production of 33,000 ounces in 2014. The table below outlines key production indicators for the second quarters of 2015 and 2014.

Production summary	Q2 2015	Q2 2014	Change (#)	Change (%)
Ounces produced (1)	33,000	33,000	—	—%

Crushed ore stacked on leach pad (tonnes) (2)	1,632,500	1,580,200	52,300	3%

Grade (g/t Au)	0.83	0.93	(0.1)	(11%)

Contained ounces stacked	43,400	47,300	(3,900)	(8%)

Crushed ore milled (tonnes)	19,400	6,800	12,600	185%
Grade (g/t Au)	5.78	8.65	(2.87)	(33%)

Contained ounces milled	3,600	1,900	1,700	89%

Ratio of total ounces produced to contained ounces stacked and milled	70%	67%	3%	4%

Total ore mined (tonnes) (3)	1,791,000	2,105,000	(314,000)	(15%)
Waste mined (tonnes)	2,390,000	1,580,000	810,000	51%

Total mined (tonnes)	4,181,000	3,685,000	496,000	13%

Waste-to-ore ratio	1.33	0.75	0.58	77%

Ore crushed per day (tonnes) - combined	18,100	17,400	700	4%

(1)	Reported gold production for Q2 2015 is subject to final refinery settlement and may be adjusted.
(2)	Excludes mill tailings stacked on the heap leach pad during the period.
(3)	Includes ore stockpiled during the period.

In the second quarter of 2015, the Mulatos mine (“Mulatos”) produced 33,000 ounces of gold, consistent with the second quarter of 2014. Open pit, heap leach operations at Mulatos continue to meet expectations and remain the driver of the operation, contributing strong production in the second quarter.

Grades stacked on the leach pad in the quarter were 4% above the annual budget of 0.80 g/t Au, as the Company continued to benefit from positive grade reconciliations in the Mulatos pit; however, not to the same extent as in the previous quarter.

Mill production was below budget reflecting lower throughput and recoveries. Throughout the second quarter, the Company continued to process lower grade material at lower throughput rates until the vertical grinding mill was installed. The installation of the vertical grinding mill was completed in July and is currently being commissioned. With the installation complete, the mill is achieving the grind size required to meet budgeted recoveries of 75%. Accordingly, the Company expects production from the high-grade mill to improve in the second half of the year. At the end of June, the Company had stockpiles of approximately 45,000 tonnes of high grade ore from the San Carlos deposit at grades in excess of 7 grams per tonne of gold (“g/t Au”).

Development of the San Carlos underground deposit continued to be a focus during the second quarter. The Company is currently mining from the western zone of the deposit, and has focused development to the east of current mining activities to assess opportunities in the central zone of the deposit.

Total crusher throughput in the second quarter of 2015 averaged 18,100 tpd, above the annual budgeted rate of 17,850 tpd, despite lower mill throughput. The Company expects mill throughput to ramp up in the second half of 2015 with the completion of mill commissioning.

The recovery ratio in the second quarter was 70%. This was below the Company’s annual budget of 74% reflecting lower than budgeted recoveries from the high-grade mill.

Operating Costs

The following table compares costs per tonne for the three and six-month periods ended 2015 and 2014:

Costs per tonne summary (2)	Q2 2015	Q2 2014	YTD 2015	YTD 2014
Mining cost per tonne of material (ore and waste)	$3.92	$3.29	$3.85	$3.06
Waste-to-ore ratio	1.33	0.75	0.97	0.66

Mining cost per tonne of ore	$9.14	$5.75	$7.57	$5.07
Crushing/conveying cost per tonne of ore	$1.84	$2.46	$1.99	$2.50
Processing cost per tonne of ore	$4.54	$4.39	$4.51	$4.66
Mine administration cost per tonne of ore	$2.68	$2.46	$2.80	$2.43

Total cost per tonne of ore (1)	$18.20	$15.06	$16.87	$14.66

(1)	Cost per tonne reflects total costs related to crushed ore stacked on the leach pad and crushed ore milled on a blended basis.
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.

Total cost per tonne of ore in the second quarter of 2015 of $18.20 increased 21% compared to the same period of 2014 as a result of higher mining and administration costs.

Mining cost per tonne of material was $3.92 in the second quarter of 2015, a 19% increase from $3.29 in the second quarter of 2014. Mining costs includes both open pit and underground mining costs. Mining costs increased primarily as a result of increased underground mining throughput which has a higher cost per tonne, and longer haul distances at the open-pit operations. Underground mining cost from the San Carlos deposit was $69 per tonne in the second quarter of 2015.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Mining cost per tonne of ore, including underground, of $9.14 increased significantly from prior year due to a 77% increase in the waste-to-ore ratio of 1.33:1 which was in line with the annual budget of 1.27:1.

Crushing and conveying cost per tonne of ore was $1.84 in the second quarter of 2015, a decrease of 25% compared to 2014. Crushing and conveying costs decreased in 2015 due to a weaker Mexican peso which drove operating costs lower, as well as higher throughput which lowered the impact of fixed costs on a per-tonne basis.

Processing costs per tonne of ore were $4.54 in the second quarter of 2015 compared to $4.39 in 2014, a 3% increase. Processing costs were consistent in 2015 relative to 2014, as a result of lower cyanide input costs offset by gravity mill processing costs. The Company has benefited from lower cyanide costs on the leach pad in the first half of 2015 compared to the prior year and 2015 annual guidance.

Mine administration costs per tonne of ore in the second quarter of 2015 were $2.68, higher than 2014 but in line with the 2015 annual budget. The Company anticipates mine administration cost per tonne for the remainder of 2015 to be consistent with the second quarter.

Cash operating costs of $798 per ounce of gold sold in the second quarter of 2015 were in line with the Company’s annual guidance range of $800 per ounce, but 34% higher than $595 per ounce reported in the second quarter of 2014. The increase relative to the prior year is attributable to lower grades stacked on the leach pad, a higher waste-to-ore ratio, and a higher cost per tonne of ore mined. Cash operating costs were in line with budget given ore stacked on the leach pad and the waste-to-ore ratio were consistent with budget.

Cash operating costs include total costs incurred in the period, in addition to inventory adjustments that recognize the allocation of costs to and from the Company’s in-process leach pad gold inventory in the period. The Company utilizes a gold process flow inventory model that allocates total costs incurred to mill processing or to the recoverable ounces stacked on the leach pad in that period, and charges each ounce of gold produced on an average cost basis. Accordingly, cash operating costs reflect not only the cash spent in a period, but also an adjustment to reflect the increase or decrease in the leach pad inventory.

A reconciliation of total costs to cash operating costs is presented below:

Cash operating cost reconciliation (1)	Q2 2015	Q2 2014
Total cost per tonne of ore	$18.20	$15.06
Ore stacked/milled (tonnes)	1,651,900	1,587,000

Total cost	$30,065,000	$23,900,000
Inventory adjustments to reflect ounces allocated to stockpile inventory	(170,000)	(1,359,000)
Inventory adjustments to reflect additional ounces produced from (allocated to) leach pad inventory and other period costs	(576,000)	(2,285,000)

Mining and processing costs allocated to ounces sold	$29,319,000	$20,256,000
Ounces sold	36,748	34,039

Cash operating cost per ounce sold	$798	$595

(1)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of certain measures presented in this table.

In the second quarter of 2015, the number of ounces in leach pad inventory decreased slightly, as the number of estimated recoverable ounces stacked on the leach pad was lower than ounces produced in the quarter. Leach pad inventory, which incorporates both cash operating costs and amortization, decreased to $26.9 million at June 30, 2015 from $27.1 million at December 31, 2014, reflecting lower ounces in inventory offset by higher cash cost per ounce in inventory.

Investments in Mineral Property, Plant and Equipment and Acquisitions

A summary of the cash invested in operating capital and development activities for the period ended June 30, 2015 are presented below:

	Q2 2015	YTD 2015
	($000)	($000)
Sustaining Capital - Mulatos
	149	474
Interlift liners, ponds, and leach pad	1,237	2,428
Agglomerators	470	3,323
Component changes	1,062	1,765
Other	554	1,141

	3,472	9,131
Development - Mulatos
El Victor	1,547	4,004
San Carlos underground	1,232	2,122
Capitalized exploration (San Carlos, La Yaqui, Cerro Pelon)	2,731	5,105
Land acquisitions	588	3,391
Other	2,711	4,534

	8,809	19,156
Development - Esperanza
Development, capitalized exploration, and equipment	947	1,712
Development - Turkey
Development, capitalized exploration, and equipment	401	1,042
Head office - Toronto
IT infrastructure, software and furniture	51	138

Cash invested in mineral property, plant and equipment and exploration and evaluation assets	$13,680	$31,179

Sustaining Capital - Mexico

Sustaining capital in Mexico in the second quarter of 2015 totalled $3.5 million and included $1.2 million on leach pad interlift liners and maintenance of the ponds, $1.1 million for component changes, and $0.5 million to complete the move and replacement of the agglomerators. Full year sustaining capital guidance remains $12.5 million.

Development - Mexico

Development activities in Mexico in the second quarter of 2015 were focused on underground development of the San Carlos deposit and waste removal at El Victor. In addition, the Company continued exploration and permitting activities at La Yaqui and Cerro Pelon.

Capitalized exploration and development spending in second quarter of 2015 included $2.7 million in capitalized exploration at San Carlos, La Yaqui and Cerro Pelon. In addition, the Company invested $0.9

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

million at the Esperanza Gold Project advancing the EIA baseline study work. Capital expenditures in Turkey and Toronto were minimal in the second quarter of 2015.

Remaining development spending at Mulatos in 2015 will be focused on further underground development of San Carlos and exploration and development of the Cerro Pelon and La Yaqui satellite deposits. Development spending at Esperanza in 2015 will be focused on ongoing baseline work required for the resubmission of an EIA report and an internal feasibility study to further support development of the project.

Development - Turkey

The Ağı Dağı and Kirazlı gold projects are located on the Biga Peninsula of northwestern Turkey. Ağı Dağı is located approximately 50 km southeast of Çanakkale and Kirazlı is located approximately 25 km northwest of Ağı Dağı. Çanakkale is the largest centre on the Biga Peninsula with a population of approximately 97,000. Infrastructure in close proximity to the project is excellent and well-serviced with paved roads, transmission lines, and electricity generating facilities.

In June 2012, the Company published a preliminary feasibility study summary of the Ağı Dağı and Kirazlı projects, with annual combined gold production expected to peak at 237,000 ounces, and averaging 166,000 ounces per year over the nine year combined mine life. For further information with respect to the preliminary feasibility study, refer to the related technical report available at the Company’s website at www.alamosgold.com and on www.sedar.com under the Company’s profile. In conjunction with the preliminary feasibility study, the Company reported an initial inferred mineral resource estimate at Çamyurt of 640,000 ounces. The potential inclusion of the Çamyurt resource in a combined development scenario is expected to significantly enhance the overall economics of the Company’s Turkish projects.

In the six-months ended June 30, 2015, total development expenditures in Turkey of $1.0 million were capitalized.

In April 2015, the Company received notice that the injunction order granted against the Turkish Ministry of the Environment and Urbanization’s (the “Ministry”) approval of the Environmental Impact Assessment (“EIA”) for the Ağı Dağı gold project had been dismissed by the Çanakkale Administrative Court. The Ministry previously signed and issued formal approval in the form of an EIA Positive Decision Certificate for Ağı Dağı in August 2014. In January 2015, the Çanakkale Administrative Court in Turkey granted an injunction order against the Ministry’s approval of the EIA. The Ministry successfully appealed the ruling with the Çanakkale Administrative Court dismissing the injunction on the basis that the challenge against the EIA approval was registered after the deadline for such challenges to be filed had expired. With this ruling, the Ministry’s approval of the EIA has been returned to good standing.

In addition, in June 2015, the Turkish High Administrative Court overturned a Lower Court ruling that had previously cancelled EIA permits granted to Alamos by the Ministry. With this ruling, the EIA certificate for the Kirazli gold project has now been reinstated. The Ministry previously signed and issued formal approval in the form of an EIA Positive Decision Certificate for Kirazli in August 2013. In January 2014, the Lower Court granted an injunction and subsequently cancelled the Ministry’s approval of the EIA due to the lack of a cumulative impact assessment (“CIA”). The EIA for the Kirazli project was done to the highest standard and the Lower Court’s basis for the injunction did not relate to concerns with any technical aspect of the project. The Ministry appealed the decision to the High Court and in parallel, the Company completed a CIA for Kirazli to address the concerns of the Lower Court. The CIA was subsequently approved by the Ministry and submitted to the High Court. The High Court has now overturned the Lower Court’s ruling, reinstating the Ministry’s approval of the Kirazli EIA.

Obtaining forestry and operating permits are the next steps in the permitting process. The Company remains confident that these permits will be granted. A full development budget for Kirazlı and Ağı Dağı will be re-initiated once the required permits are received. The capital spending budget for these projects is not expected to differ materially from the June 2012 preliminary feasibility study. The Company is however in the process of evaluating the impact of updated capital costs, the recently approved new mining law, forestry fee changes, tax incentive availability changes and the devaluation of the Turkish Lira on the operating costs and overall economics of its projects. The Company expects first gold production from Kirazlı within 18 months of receipt of the outstanding permits.

Exploration Summary

Total exploration expenditures in the second quarter of 2015 were $5.3 million primarily focused at San Carlos, La Yaqui, Cerro Pelon, Esperanza and Quartz Mountain. Of this amount, $3.6 million at San Carlos, La Yaqui, Cerro Pelon and Esperanza was capitalized. An additional $1.7 million of spending at Quartz Mountain and administration costs were expensed.

Exploration - Mulatos

In the second quarter of 2015, exploration drilling was focused on the San Carlos, Cerro Pelon and La Yaqui deposits.

Cerro Pelon

A total of 5,911 metres (“m”) was drilled at Cerro Pelon during the second quarter. Drilling was focused on testing continuity of mineralization to the north with the objective of increasing in-pit reserves.

La Yaqui

A total of 3,625m was drilled at La Yaqui during the second quarter of 2015, including both condemnation drilling to test the proposed infrastructure and exploration drilling along strike from known mineralization.

San Carlos

The exploration program at San Carlos included 2,760m drilled during the second quarter, however, surface exploration efforts have transitioned to La Yaqui and Cerro Pelon.

El Victor

The first phase of an exploration program targeting higher-grade mineralization at El Victor (including El Victor North) commenced during the second quarter. A total of 1,230m was completed and assay results are expected in the third quarter.

Exploration - Esperanza

The Company capitalized $0.9 million at the Esperanza Gold Project in the second quarter of 2015. These development costs were primarily related to the collection of baseline study data to support resubmission of the EIA.

Exploration - Quartz Mountain

In the second quarter of 2015, the Company invested $0.8 million at the Quartz Mountain project, which was expensed. The initial 8,000m drill program was completed during the quarter. The objective of the

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

program was validation of the existing resource and testing the new geological model. Results received to date have demonstrated strong correlation to the geological model.

Financial Highlights

A summary of the Company’s financial results for the three and six-month periods ended June 30, 2015 and 2014 is presented below:

	Q2 2015	Q2 2014	YTD 2015	YTD 2014
Cash provided by operating activities before changes in non-cash working capital (000) (1) (2)	$66	$13,212	$7,425	$29,153
Changes in non-cash working capital	($1,955)	($3,514)	($6,888)	($12,189)
Cash provided by (used for) operating activities (000)	($1,889)	$9,698	$537	$16,964
(Loss)/Earnings before income taxes (000)	($12,207)	$4,490	($7,215)	$9,211
(Loss)/Earnings (000)	($14,163)	$733	($11,948)	$3,479
(Loss)/Earnings per share
- basic	($0.11)	$0.01	($0.09)	$0.03
- diluted	($0.11)	$0.01	($0.09)	$0.03
Comprehensive (loss)/income (000)	($18,475)	$675	($15,929)	$2,922
Weighted average number of common shares outstanding
- basic	127,371,000	127,357,000	127,364,000	127,420,000
- diluted	127,371,000	127,359,000	127,364,000	127,428,000
Assets (000) (3)			$874,180	$879,511

(1)	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.
(2)	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of this measure.
(3)	Assets are shown as at June 30, 2015 and December 31, 2014.

The Company’s operating margins in the second quarter of 2015 were negatively impacted by a weaker gold price and higher total cash costs. The Company generated $0.1 million ($0.00 per share) cash from operating activities (before changes in non-cash working capital). Cash used for operating activities of $1.9 million or $0.02 per share in the second quarter decreased 44% relative to the same period of 2014 as a result of higher cash operating costs and transaction costs incurred associated with the Merger.

Loss before income taxes was $12.2 million or $0.10 per share for the second quarter of 2015 compared to earnings of $4.5 million or $0.04 per share in the same period of 2014. Loss for the second quarter of 2015 included approximately $8.2 million in transaction costs incurred in the period. On an after-tax basis, the Company recorded a loss in the second quarter 2015 of $14.2 million or $0.11 per share compared to earnings of $0.7 million in the same period of 2014 as a result of lower gold prices, higher operating costs and transaction costs incurred in the period.

Gold Sales

Details of gold sales are presented below:

	Q2 2015	Q2 2014	YTD 2015	YTD 2014
Gold sales (ounces)	36,748	34,039	73,304	66,200
Operating revenues (000)	$44,007	$43,843	$88,735	$85,353
Realized gold price per ounce	$1,198	$1,288	$1,211	$1,289
Average gold price for period (London PM Fix)	$1,192	$1,288	$1,206	$1,291

Operating revenues in the second quarter of 2015 of $44.0 million were consistent with $43.8 million in the second quarter of 2014 as a result of a 8% increase in the number of ounces of gold sold offset by a 7% decline in the realized gold price per ounce.

The Company generally enters into short-term forward sales contracts in order to match sales contracts with the next expected delivery date. The Company’s objective is to realize a gold sales price consistent with the average London PM Fix spot gold price. For the second quarter of 2015, the Company achieved a realized gold price per ounce of $1,198, $6 above the average London PM Fix gold price for the quarter. The Company did not have any significant derivative activity outstanding related to gold, and has not entered into any long-term hedges in 2015, therefore is leveraged to future changes in the price of gold.

Assessment of Gold Market

The market price of gold continues to exhibit significant volatility. The spot market gold price was approximately $1,100 per ounce on August 11, 2015. At this gold price, the Company realizes a mine operating cash margin (before taxes and corporate and administrative costs) in excess of $235 per ounce.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Operating Expenses and Operating Margins

Mine operating costs allocated to ounces sold are summarized in the following table for the periods indicated:

	Q2 2015	Q2 2014	YTD 2015	YTD 2014
Gold production (ounces) (1)	33,000	33,000	71,000	70,000
Gold sales (ounces)	36,748	34,039	73,304	66,200

Cash operating costs (000) (2)	$29,319	$20,256	$55,935	$37,802
- Per ounce sold	$798	$595	$763	$571

Royalties (000) (3)	$2,312	$2,315	$5,133	$4,620
Total cash costs (000) (2)	$31,631	$22,571	$61,068	$42,422
- Per ounce sold	$861	$663	$833	$641

Corporate and administrative, share-based compensation, exploration, reclamation costs, sustaining capital expenditures (000)	$10,764	$13,082	$22,092	$22,434
All-in sustaining cost (000) (4)	$42,395	$35,653	$83,160	$64,856
- Per ounce sold	$1,154	$1,047	$1,134	$980

- Realized gold price per ounce	$1,198	$1,288	$1,211	$1,289
- Operating cash margin per ounce (5)	$337	$625	$378	$648

(1)	Reported gold production is subject to final refinery settlement.
(2)	“Cash operating costs” and “Total cash costs” are non-GAAP measures. Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(3)	Royalties are included as of April 1, 2006 at 5.5% of net precious metals revenues (as determined in accordance with the royalty agreement with Royal Gold of 5%, and the 0.5% Extraordinary Mining tax in Mexico).
(4)	“All-in sustaining cost” is a non-GAAP measure that reflects total mining and processing cost, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
(5)	“Operating cash margin per ounce” is a non-GAAP measure that is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses (“total cash costs”) as reported in the Company’s financial statements.

Total cash costs for the second quarter of 2015 were $861 per ounce of gold sold. Total cash costs for the first half of 2015 were $833 per ounce of gold sold, below the Company’s full year guidance of $865 per ounce. Total cash costs per ounce in the second quarter of 2015 were 30% higher than in the same period of 2014 due to lower grades stacked on the leach pad, and higher mining and input costs.

All-in Sustaining Costs

In June 2013, the World Gold Council (“WGC”) published a guidance note on Non-GAAP metrics available to gold mining industry participants to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The Company began reporting “All-in sustaining costs” or “AISC” in 2013.

All-in sustaining cost per ounce is reported for the Company’s producing mine, the Mulatos mine in Mexico. Costs attributable to the Company’s development projects in Turkey, Mexico and the United States are not included within AISC.

AISC include total cash costs, exploration, corporate and administrative, share based compensation, reclamation and sustaining capital costs, and were $1,154 per ounce of gold sold in the second quarter 2015. AISC for the quarter were above the Company’s annual guidance of $1,100 due to lower production from the high-grade mill, as well as higher corporate and administrative costs, which had the impact of increasing AISC on a per ounce basis. AISC per ounce increased 10% in second quarter of 2015 relative to 2014 due primarily to higher cash operating costs.

Royalty

Production from certain mining concessions within the Salamandra District is subject to a sliding scale production royalty with Royal Gold Inc. (the “Royal Gold royalty”). At gold prices above $400 per ounce, this royalty is calculated at a rate of 5% of the value of gold and silver production, less certain deductible refining and transportation costs, and is included in royalty expense. The Royal Gold royalty is calculated based on the daily average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, production to a maximum of two million ounces of gold is subject to the royalty. As at June 30, 2015, the royalty was paid or accrued on approximately 1.4 million ounces of applicable gold production. Royalty expense of $2.3 million was consistent with the expense in the same period of 2014. In 2015, the 0.5% Extraordinary Mining Duty payable to the Mexican Government totaled $0.2 million for the quarter.

Amortization

Amortization expense of $235 per ounce in the second quarter of 2015 was approximately 18% lower than in the same period of 2014 as a result of lower amortization associated with high grade production from the San Carlos deposit compared with amortization from the Escondida deposits in the prior year. Amortization per ounce is expected to remain at the current level as the Company has now fully transitioned to mining from the San Carlos underground deposit.

Exploration

The Company’s accounting policy for exploration costs provides that exploration expenditures be capitalized if management determines that probable future economic benefits will be generated as a result of the expenditures, as evidenced by a positive economic analysis of the project. Exploration and evaluation expenditures on properties prior to the establishment of a positive economic analysis are charged to operations as incurred.

Total exploration spending in the second quarter of 2015 was $5.3 million, of which $3.6 million was capitalized and $1.7 million was expensed. Exploration expenditures at San Carlos, La Yaqui, Cerro Pelon and Esperanza were capitalized while exploration costs at Quartz Mountain, other regional targets and administration costs were expensed.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Corporate and Administrative

Corporate and administrative expenses of $3.9 million in the second quarter of 2015 were 11% lower than $4.4 million incurred in the second quarter of 2014. Corporate and administration costs were lower than budget as a result of lower salary and other head office costs.

Share-based Compensation

Share-based compensation expense, related to stock options and cash-settled stock appreciation rights (“SARs”), restricted share units (“RSUs”) and deferred share units (“DSUs”) was $1.2 million in the second quarter of 2015, a slight increase from $1.0 million in 2014 due to vesting of previous grants. The value of share-based compensation expense related to stock options is added to the contributed surplus account within shareholders’ equity, resulting in no net effect on total shareholders’ equity. In 2013, the Company’s Board of Directors approved a cash-settled RSU plan available to officers, employees and consultants, and a DSU plan available to its directors. SARs, RSUs, and DSUs are cash-settled liabilities, which are remeasured at each reporting date and at the settlement date. Any changes in the fair value of the liability are recognized as an expense to share-based compensation in the Statements of Comprehensive Income. All outstanding stock options, SARs and RSUs grants are subject to vesting provisions. The vesting provisions result in the calculated market value of stock option grants being charged to expense in accordance with the vesting terms of the option. DSUs are not subject to vesting terms, therefore the expense is recorded immediately.

Finance Income

Finance income in the second quarter of 2015 was $0.5 million, slightly below the same period of 2014 due to lower cash balances. Interest rates on deposit accounts and short-term investments remain near historically low levels.

Financing Expense

Financing expense includes accretion of the Company’s decommissioning liability and property acquisition obligations. The expense for the current quarter was $0.4 million, consistent with the second quarter of 2014.

Foreign Exchange Loss

The Company recognized a $1.4 million foreign exchange loss in the second quarter of 2015, compared to a $0.4 million foreign exchange gain in 2014. Throughout the second quarter of 2015, the Mexican peso (“MXN”) and Turkish Lira (“TL”) continued to weaken relative to the USD, while the Canadian dollar (“CAD”) remained relatively flat.

The foreign exchange loss was comprised of a $0.1 million gain on the Company’s CAD-denominated net assets, a $1.4 million foreign exchange loss on revaluation of the Company’s MXN-denominated assets, and a $0.1 million foreign exchange loss on revaluation of the Company’s TL-denominated asset position. The Company classifies the foreign exchange gain or loss on revaluation of its Mexican and

Turkish deferred tax liabilities within deferred tax expense rather than within foreign exchange gain or loss.

Income Taxes and Mexican Tax Reform

The Mexican government approved a new Income Tax Law (“MITL”) effective January 1, 2014. The MITL increased the corporate income tax rate to 30%, created a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and created an Extraordinary Mining Royalty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the MITL requires taxpayers with mining concessions to pay a 7.5% Special Mining Tax. The Special Mining Tax is generally applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Tax there are no deductions related to development type costs but exploration and prospecting costs are deductible when incurred. The Extraordinary Mining Royalty and Special Mining Tax are tax deductible for income tax purposes.

Tax expense in the second quarter of 2015 was $2.0 million compared to $3.8 million in the same period of 2014. The Company must calculate and provide for tax installments on a monthly basis in Mexico. The Company satisfies its tax liability through periodic installment payments, as well as by offsetting refundable value-added tax owed from the Mexican government against its tax payable liability. During the second quarter of 2015, the Company did not pay cash tax installments and offsetting of tax installment payments against its current income tax receivable balance was minimal. In addition, the Company has accrued amounts owing for the 7.5% Special Mining Tax, which is paid annually. As at June 30, 2015, the Company had an income tax receivable of $15.8 million, carried over from the prior year, and is working diligently to collect this balance.

The statutory federal income tax rate in Mexico for 2015 is 30%. The 7.5% Special Mining Tax introduced under the MITL has increased the effective tax rate in Mexico substantially. The effective tax rate for 2015 (calculated as a percentage of earnings before income tax) was 65%. The effective tax rate results from a number of factors, many of which are difficult to forecast. The effective tax rate was impacted by a devaluation in the Mexican peso, as well as non-deductible expenses and expenses not tax benefitted in Canada and Turkey.

The Company classifies the foreign exchange gain or loss on revaluation of its Mexican and Turkish deferred tax liabilities within deferred tax expense rather than within foreign exchange gain or loss. In the second quarter of 2015, the weakening of the Mexican peso relative to the US dollar resulted in a $0.9 million foreign exchange loss that was recorded in deferred tax expense. The Company expects the effective tax rate to continue to fluctuate in periods of significant change to Mexican peso and/or Turkish lira foreign exchange rates.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Summary of Quarterly Results

The following table summarizes quarterly results for the past eight quarters. Quarterly gold production has been adjusted to reflect final settlements, where applicable.

	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015
Gold production (ounces)	43,000	39,000	37,000	33,000	28,000	42,500	38,000	33,000
Gold sales (ounces)	48,000	42,198	32,161	34,039	30,000	38,400	36,556	36,748
Operating revenues ($000)	$63,811	$53,832	$41,511	$43,843	$38,523	$46,062	$44,728	$44,007
Earnings (loss) from operations ($000)	$14,704	$9,033	$5,541	$3,935	($1,581)	$1,853	$49	($2,990)
Earnings (loss) ($000)	$9,249	($5,274)	$2,746	$733	($2,238)	($3,367)	$2,215	($14,163)

Earnings (loss) ($ per share) basic/diluted	$0.07	($0.04)	$0.02	$0.01	($0.02)	($0.03)	$0.02	($0.11)

Operating revenues have trended lower over the past two years as a result of decreasing gold prices. Lower realized gold prices and gold sales have resulted in generally weaker financial results. Gold production in the first and fourth quarters is generally higher than in the third quarter of the year, which can be adversely affected by weather-related production issues. Seasonal conditions could continue to impact production and financial results in future periods if rainfall is significantly above or below seasonal averages. The reported loss for the fourth quarter of 2013 included a $9.8 million non-cash deferred tax charge associated with the Mexican tax reform. The gain reported in the first quarter of 2015 included a $7.0 million gain ($4.6 million after tax) on the sale of the El Realito concession, while the loss in Q2 2015 included approximately $8.2 million of transaction costs incurred in relation to the AuRico merger.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, amounts receivable, available-for-sale and held-for-trading securities, accounts payable and accrued liabilities and deferred tax liabilities, some of which are denominated in CAD, MXN and TL. The Company is exposed to financial gains or losses as a result of foreign exchange movements against the USD.

The Company’s cash and cash equivalents may be invested in short-term liquid deposits or investments that provide a revised rate of interest upon maturity. At June 30, 2015, the Company’s reported cash and cash equivalents of $249.1 were held in bank deposit accounts or 60-day to 90-day term deposits. The Company’s short-term investments are generally term deposits with an initial term-to-maturity on acquisition of greater than 90 days.

The majority of the Company’s cash balances are held in USD; however, the Company does maintain cash and cash equivalents denominated in CAD, MXN and TL. The Company may enter into derivative contracts in order to manage its exposures to fluctuations in foreign exchange rates to the CAD, MXN, or TL.

In connection with the Merger with AuRico, the Company subscribed for approximately 27.9 million common shares of AuRico on a private placement basis in April 2015, which were classified as available-

for-sale securities as at June 30, 2015. The common shares held by the Company were cancelled upon closing of the transaction on July 2, 2015.

As at June 30, 2015, the Company had outstanding a contract to deliver $5 million CAD in exchange for a fixed amount of USD in July 2015, with a CAD:USD rate of 1.25:1. The mark-to-market loss associated with this contract as at June 30, 2015 was nominal. The Company is exposed to monetary assets and liabilities denominated in CAD. The Company maintains CAD cash and investment balances, which are not fully offset by CAD-denominated liabilities. The strengthening of the CAD in the second quarter of 2015 resulted in a foreign exchange gain of $0.1 million.

The Company also has exposure to monetary assets and liabilities denominated in MXN. Significant cash balances, outstanding amounts receivable, accounts payable or tax liabilities denominated in MXN expose the Company to foreign exchange gains or losses. The Company maintains cash balances in MXN in order to partially mitigate its balance sheet exposure to changes in the MXN/USD exchange rate resulting from its MXN-denominated taxes payable and deferred tax liability balances. In addition, in December 2015 the Company entered into foreign currency collar contracts to hedge a portion of its Mexican peso-demoninated operating costs in 2015. The Company has entered into contracts totaling $24 million as at June 30, 2015, with scheduled expiries monthly throughout the remainder of 2015, and represents approximately 60% of the Company’s operating and capital cost MXN exposure. The mark-to-market loss associated with these contracts as at June 30, 2015 was $0.4 million. The weakening of the MXN in the second quarter of 2015 resulted in a $1.4 million foreign exchange loss.

At June 30, 2015 the Company’s TL-denominated net monetary assets mainly consisted of TL-denominated cash and short-term investments, in addition to value-added tax (“VAT”) receivables. This exposure contributed to a $0.1 million foreign exchange loss due to the weakening of the TL compared to the USD during the quarter.

Liquidity and Capital Resources

At June 30, 2015, the Company had $249.1 million in cash and cash equivalents and short-term investments compared to $358.1 million at December 31, 2014. In addition, the Company held approximately 27.9 million common shares of AuRico, which were classified as available-for-sale securities as at June 30, 2015. The common shares held by the Company were cancelled upon closing of the transaction on July 2, 2015.

The decrease in total cash and cash equivalents and short-term investments to $249.1 million mainly reflects negative cash flows from operations of $1.9 million, the private placement for AuRico common shares of $83.2 million and $13.7 million in capital spending. The Company’s working capital surplus decreased to $381.7 million at June 30, 2015 from $411.5 million at December 31, 2014.

Despite substantially lower gold prices which are resulting in reduced profitability, cash flow and liquidity across the industry, the Company’s balance sheet remains strong with $249.1 million in cash, $381.7 million of working capital and continued positive cash flow from operations.

During the second quarter, the Company declared and paid its 11th consecutive semi-annual dividend in the amount of US$0.03 per common share. Including the current dividend, the Company has returned a total of $100 million to shareholders through dividends and share repurchases over the past five years. In addition, the Company implemented a dividend reinvestment and share purchase plan.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at June 30, 2015.

Changes in Internal Control over Financial Reporting

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three months ended June 30, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at June 30, 2015 and have concluded that these are appropriately designed and operating effectively.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Outstanding Share Data

The Company’s shares were delisted from the TSX and NYSE on July 6, 2015 following the closing of the Merger with AuRico Gold Inc.

Outlook

In July, the Company completed the merger with AuRico to combine the companies by way of a Plan of Arrangement, creating a new, leading intermediate gold producer. The Merger combined two top-quality,

highly-complementary asset portfolios, including AuRico’s Young-Davidson and El Chanate mines in Ontario, Canada and Sonora, Mexico, respectively, and Alamos’ Mulatos mine in Sonora, Mexico.

With diversified North American-based gold production, a strong balance sheet, and a portfolio of low cost growth projects, all located in safe political jurisdictions, Alamos is well positioned to deliver shareholder value.

Alamos is on track to achieve its full year production and cost guidance. On a combined full year 2015 basis, the Company anticipates total production from the Young Davidson, Mulatos and El Chanate mines to be between 375,000 and 425,000 ounces of gold.

The Company continues to invest in its primary producing operations, including ramping up underground production at Young Davidson and development of the Cerro Pelon and La Yaqui satellite deposits at Mulatos. This is expected to drive low cost production growth at both operations while substantially reducing costs. The Company’s balance sheet provides the financial flexibility to complete these planned expansions in the current gold price environment.

The underground ramp up at Young Davidson remains well on track with average underground mining rates of 5,150 TPD in the second quarter of 2015. The Company is well positioned to achieve year end targeted rates of 6,000 TPD, followed by the ultimate target of 8,000 TPD. Underground unit mining costs were significantly lower in the second quarter at $33 per tonne reflecting ongoing productivity improvements and the weaker Canadian dollar. The ramp up in underground mining rates is expected to result in further decreases in unit costs along with supplying an increasing proportion of mill feed, driving milled grades and gold production higher. Both are expected to drive total cash costs lower and combined with declining development capital requirements starting in 2017, and increase in free cash flow generation. The current objective at the Young-Davidson mine is for cash flow from operations to finance the growth capital required to develop the lower mine over the next two years, while achieving targeted underground mining rates. Current gold prices have made this objective a challenge, but the Company has the balance sheet strength to self-finance the underground ramp up and position the mine to generate strong free cash flow once the 8,000 TPD target has been met.

At Mulatos, the Company expects a significant increase in second half 2015 production reflecting stronger high grade mill production from the San Carlos deposit. The high grade mill modifications are being commissioned and recoveries are expected to increase to 75% from current levels of approximately 60%. In addition, the Company will ramp up throughput to the mill, supplementing underground ore production with existing high grade stockpiles. At the end of June, the Company had over 45,000 tonnes of high grade stockpiles, at grades in excess of 7 g/t Au. Production from high-grade ore at San Carlos has a lower total cash cost profile than leach pad production, therefore, increased mill production is expected to result in lower total cash costs and stronger operating cash flow in the second half of the year. Looking beyond 2015, total cash costs are expected to improve as open pit grades increase and the waste-to-ore ratio normalizes to life-of-mine levels. Mulatos will be further bolstered by the development of Cerro Pelon and La Yaqui. With Cerro Pelon and La Yaqui averaging double the 2015 budgeted heap leach grade, these deposits are expected to both increase production and drive costs substantially lower.

The El Chanate mine exceeded expectations in the second quarter achieving record production of 23,241 ounces of gold and positive free-cash flow in the first half of the year. This performance reflected higher

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

recoveries, and the operation remains well-positioned to achieve its full year production and cost guidance.

Management is focused on successfully integrating AuRico and Former Alamos, and is continuously seeking opportunities for cost savings and synergies. The Company has committed to a minimum annual savings of $10 million from corporate G&A, tax and purchasing efficiencies, and believes there are opportunities to increase this further. With two producing operations in the state of Sonora, Mexico, the Company is confident that purchasing efficiencies will be realized, and mine operating costs will be reduced accordingly.

The Company’s cash position and balance sheet remain strong, which is a critical asset in the current economic environment. Young-Davidson and Mulatos are expected to self-finance the majority of their development spending over the next two years. Further, the recent weakness in both the Canadian dollar and Mexican peso relative to the United States dollar have partially offset the impact of the lower gold price on free cash flow as both operating and capital costs have benefitted.

The Company’s long-term growth is further supported by a strong portfolio of low-cost, low capital intensity development projects, which are at various stages of exploration, permitting and development. Development spending with respect to the Company’s project pipeline is largely discretionary. The Company is prioritizing its development spending and allocating resources to those projects with the highest potential returns. At current gold prices, the Company’s advanced development projects are economic and are expected to generate strong returns.

Accounting Policies in effect January 1, 2015

There are no new accounting policies adopted in 2015.

Future accounting policy changes not yet in effect

The following are new pronouncements approved by the IASB. The standards and interpretations are not yet effective and have not been applied in preparing these financial statements; however, they may impact future periods.

(i) IFRS 9 Financial Instruments (Revised) was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities, and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortised cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss - in these cases, the portion of the change in fair value related to changes in the entity’s own credit risk is presented in other comprehensive income rather than within profit or loss. On July 24, 2014, the IASB issued the final version of IFRS 9 with an effective adoption date of January 1, 2018, with early adoption permitted. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

(ii) IFRS 15 Revenue from Contracts with Customers (IFRS 15) was issued in May 2014, which covers principles for reporting about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after

January 1, 2018. The Company has commenced a review process to determine the impact of adopting this standard on its consolidated financial statements.

(iii) IAS 16 Property, Plant and Equipment (IAS 16) and IAS 38, Intangibles (IAS 38) was issued in May 2014 and prohibits the use of revenue-based depreciation methods for property, plant and equipment and limits the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. The Company does not expect that the adoption of these amendments will have a material impact on its consolidated financial statements.

Forward-Looking Statements

This MD&A contains “forward-looking information”, as such term is defined in applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Alamos’s future financial or operating performance and other statements that express management’s expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “expects”, “believes”, “anticipates”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “plans” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could”, “would” or “might”, “be taken”, “occur” or “be achieved”. Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Alamos operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Alamos cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Alamos’s actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to, gold and silver price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs, timing, technical and political risk of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2014 which is available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this MD&A. Although Alamos has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management’s expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this MD&A is made as of the date of this interim report, and Alamos disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary non-GAAP Measures and Additional GAAP Measures

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

(i)	Cash flow from operating activities before changes in non-cash working capital

“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.

The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

	Q2 2015	Q2 2014	YTD 2015	YTD 2014
Cash flow from operating activities - IFRS (000)	($1,889)	$9,698	$537	$16,964
Changes in non-cash working capital (000)	1,955	3,514	6,888	12,189

Cash flow from operating activities before changes in non-cash working capital (000)	$66	$13,212	$7,425	$29,153

(ii)	Mining cost per tonne of ore

“Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. The following table reconciles the non-GAAP measure to the consolidated statements of comprehensive income.

	Q2 2015	Q2 2014	YTD 2015	YTD 2014
Mining and processing costs - IFRS (000)	$29,319	$20,256	$55,935	$37,802
Inventory adjustments and period costs (000)	746	3,644	(1,357)	7,653

Total cost (000)	$30,065	$23,900	$54,578	$45,455
Tonnes Ore stacked / milled (000)	1,652	1,587	3,224	3,101

Total cost per tonne of ore	$18.20	$15.06	$16.87	$14.66

(iii)	Cash operating costs per ounce and total cash costs per ounce

“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.

The following table reconciles these non-GAAP measure to the consolidated statements of comprehensive income.

	Q2 2015	Q2 2014	YTD 2015	YTD 2014
Mining and processing costs - IFRS (000)	$29,319	$20,256	$55,935	$37,802
Divided by: Gold ounces sold	36,748	34,039	73,304	66,200

Total Cash operating costs per ounce	$798	$595	$763	$571

Mining and processing costs - IFRS (000)	$29,319	$20,256	$55,935	$37,802
Royalties - IFRS (000)	$2,312	$2,315	$5,132	$4,620

Total Cash costs (000)	$31,631	$22,571	$61,067	$42,422
Divided by: Gold ounces sold	36,748	34,039	73,304	66,200

Total Cash costs per ounce	$861	$663	$833	$641

(iv)	All-in sustaining cost per ounce

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company adopted an “all-in sustaining cost per ounce” non-GAAP performance measure. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining cost per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.

MANAGEMENT’S DISCUSSION & ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

The following table reconciles these non-GAAP measures to the consolidated statements of comprehensive income.

	Q2 2015	Q2 2014	YTD 2015	YTD 2014
Mining and processing costs (000)	$29,319	$20,256	$55,935	$37,802
Royalties (000)	2,312	2,315	5,132	4,620
Corporate and administration (000) (1)	3,338	3,750	6,120	7,284
Share-based compensation (000)	1,170	1,784	2,288	1,000
Exploration costs (000) (2)	2,419	3,201	3,833	6,174
Reclamation cost accretion (000)	365	349	724	690
Sustaining capital expenditures (000)	3,472	3,998	9,127	7,286

	$42,395	$35,653	$83,159	$64,856
Divided by: Gold ounces sold	36,748	34,039	73,304	66,200

All-in sustaining cost per ounce	$1,154	$1,047	$1,134	$980

(1)	Excludes corporate and administration costs incurred at the Company’s development projects.
(2)	Excludes exploration associated with the Company’s development projects.

(v)	All-in cost

Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in cost per ounce” non-GAAP performance measure; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in cost per ounce” reflects total all-in sustaining cash costs, plus capital, operating, and exploration costs associated with the Company’s development projects.

	Q2 2015	Q2 2014	YTD 2015	YTD 2014
All-in sustaining cost (above)	$42,395	$35,653	$83,159	$64,856
Add: Development and expansion capital (000)	7,395	7,539	17,746	12,460
Add: Other development and exploration (000)	1,904	1,591	3,714	2,770
Add: Development project corporate and administration (000)	549	600	1,205	1,150

	52,243	45,383	105,824	81,236
Divided by: Gold ounces sold	36,748	34,039	73,304	66,200

All-in cost per ounce	$1,422	$1,333	$1,444	$1,227

(vi)	Other additional GAAP measures

Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•	Mine operating costs - represents the total of mining and processing, royalties, and amortization expense

•	Earnings from mine operations - represents the amount of revenues in excess of mining and processing, royalties, and amortization expense

•	Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense